Filed Pursuant To Rule 433

Registration No. 333-209926

April 26, 2016

Kitco/The Street Interview with Greg Collett of The World Gold Council

Posted April 20, 2016

INTERVIEWER: China’s push for more control in the gold market was seen with the launch of its Yuan-denominated gold price fix on Tuesday but how much impact will the Shanghai gold benchmark have on the market and what is it going up against? To help us make sense of the move is the World Gold Council’s Greg Collett. Greg joins us now in the studio. Greg, thanks so much for being with us.

MR. GREG COLLETT: Thanks for having me, Daniela.

INTERVIEWER: So we saw this big news come out yesterday, on Tuesday. You know, what is it going up against? The new Yuan-denominated gold fix is going up against New York and London. Does it really have a place in the market? What are your thoughts?

MR. GREG COLLETT: We view this as a stepping stone to a multi-access trading market that will consist of London, New York, and Shanghai. China is the largest consumer of gold in the world, and so this is just reflective of their growing place and the growing demand for gold in China.

INTERVIEWER: So, what do you think are the implications, if any, behind the benchmark? Is China trying to attract more gold investment products to the country?

MR. GREG COLLETT: Well, I think a few things, any time you have further transparency and further insight into the market, you’re going to see more investment products spring out of that. Another implication is that all commodities, gold included, have location-based price differences. So this will just allow investors to get a little bit of a better sense of what is the price in China versus these other markets.

INTERVIEWER: I think a lot of people were wondering about the timing of the move – why now? Do you think that has any relevance?

MR. GREG COLLETT: Again, I think the timing is largely driven by the increased demand coming for consumers in China, and just China’s growing presence in the market.

INTERVIEWER: What about this other news that we’re hearing of China and Russia looking to create a platform together to facilitate trading?

MR. GREG COLLETT: That, I’m not sure is currently a factor in the markets. I think China’s effort with the Shanghai gold exchange on its own is really the primary driver of news right now.

INTERVIEWER: Alright, let’s switch gears and talk about gold investment, which is really your expertise here. You mentioned that gold ETF’s are seeing the longest winning streak since 2009. They brought in $13.4 billion in 11 weeks straight. What does this say about the appetite for gold right now?

MR. GREG COLLETT: I think this is fascinating, what’s going on in the gold market. Year-to-date gold is up about 20%. Like you said, ETF’s have brought in a huge amount. GLD, which is the ETF we sponsor, we saw go from about $22 billion to about $32 billion in assets under management. And this is a huge increase over a relatively short space of time.

I think what we’re seeing is investors looking around the world and seeing that we have low-to-negative interest rates with so many bonds out there. And when they see that, they say “What role are those bonds playing in my portfolio?” And they come to the conclusion that gold would probably be a better diversifier than having quite such a large bond portion to their portfolio.

INTERVIEWER: And do you think this appetite will continue for the rest of the year? What’s your forecast?

MR. GREG COLLETT: I do. Because we think that these negative interest rates are one of the primary drivers of this gold demand, we don’t see that changing anytime soon. So I think it stands to reason that it should carry on.

INTERVIEWER: Greg, thanks so much for your thoughts.

MR. GREG COLLETT: Thanks for having me.

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